UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.F. 20549



SCHEDULE 13G
UNDER SECURITIES EXCHANGE ACT OF 1934


BROOKS AUTOMATION, INC.
Common Stock
114340102


Item 1.		a.	Brooks Automation, Inc.
		b.	15 Elizabeth Drive
			Chelmsford, MA 01824

Item 2.		a.	D.F. Dent & Company, Inc.
		b.	400 East Pratt Street, 7th Floor
			Baltimore, Maryland 21202
		c.	Incorporated in the State of Maryland
		d.	Common stock
		e.	114340102

Item 3.	Investment adviser registered under section 203 of the
Investment Advisers Act of 1940

Item 4.		a.	3,614,185
		b.	5.00%
		c.	1.	3,614,185
			2.	      0
			3.	3,614,185
			4.	      0
Item 5.		N/A
Item 6.		N/A
Item 7.		N/A
Item 8.		N/A
Item 9.		N/A